

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

<u>Via E-Mail</u>
Mr. Gerald H. Lipkin
Chairman of the Board, President and Chief Executive Officer
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

Re: Valley National Bancorp
          File No. 001-11277
          Form 10-K for the fiscal year ended December 31, 2010, filed March 1, 2011
          Schedule 14A, filed March 11, 2011
          Form 10-Q for the quarterly period ended March 31, 2011, filed May 9, 2011

Dear Mr. Lipkin:

        We have reviewed your proposed responses to our letter to you dated May 9, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2010</u>

<u>Business, page 3</u>

1. As we requested in comment 1, please provide to us and undertake to include in your future filings, revision of the second paragraph on page 3, to include the acquisition price and the amount and types of assets and deposits that you purchased in 2010 from two failed banks.

2. We note your proposed response to comment 3. Please provide to us and undertake to include in your future filings, a revised response as follows:
   - describe the geographic composition of your loan portfolio by state;
   - define the term "non-covered" in the first line of the section entitled "Changes in Loan Portfolio Composition;" and
   - disclose the percentage of your loan portfolio that you did not originate and disclose any material differences in underwriting standards from your standards.

3. We note your proposed response to comment 5. Please provide to us and undertake to include in your future filings, a description of your policies and practices for all loan modifications not just "the majority of our loan modifications that are considered troubled debt restructured loans" including the type and range of concessions. Make similar changes in your description of loan modifications in the MD&A.

Competition, page 5

4. We note your proposed response to comment 6. Please provide to us and undertake to include in your future filings, a revised description of competitive conditions including:
   - disclosure that the FDIC ranks you eighth in the state of New Jersey based on deposits and that there are 240 financial institutions in the New York, Northern New Jersey and Long Island deposit market; and
   - provide us with the basis for your claim that you are the largest commercial bank headquartered in New Jersey and your claim that your "primary markets" include Manhattan, Brooklyn and Queens given that only ten percent of your branches are located in New York City.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Executive Summary, page 38

5. We note your proposed response to comment 8. We further note your references in your first two risk factors to "weakened economic conditions" and "declines in home prices." As we requested, please provide to us and undertake to include in your future filings, expanded discussion and analysis of specific economic conditions (quantifying those conditions and trends) in your particular market area having an effect on your financial condition and or results of operations including, but not limited to, the following: personal income; home prices, multi family building permits, bankruptcy filings, and foreclosures started. As we requested,

provide analysis of commercial and residential real estate conditions in your markets based on statistical information.

Notes to Consolidated Financial Statements

Investment Securities (Note 4), page 112

6. We note your response to prior comment 10 in our letter dated May 9, 2011. In the preparation of your OTTI analysis, based on both the review of the specific financial performance and on discussions with the issuer, please tell us how you considered the following information:
   - The length of time the issue has been in deferral;
   - The difficult economic environment;
   - The lending concentration of the loan portfolio;
   - The allowance for loan losses continued to decrease in each quarter of fiscal 2010 and into the first quarter of fiscal 2011 due to the fact that the issuer has not recorded a provision for loan losses in any quarter since the first quarter of fiscal 2010;
   - The level of charge-offs, nonaccrual loans and OREO have remained at significantly high levels;
   - The level of troubled debt restructurings increased significantly in fiscal 2010 and into fiscal 2011 and experienced further credit deterioration and noncompliance with the restructured terms in the first quarter of 2011;
   - The nature of the investment securities held and the related OTTI issues;
   - Tell us the amount of capital recognized as a result of the monetization of the branches during the first quarter of fiscal 2011;
   - Tell us the amount of capital recognized from insiders during fiscal 2011 and if any capital was ever derived from outside third parties since the date of deferral; and
   - The fair value of these trust preferred securities continues to decrease with the passage of time.

7. In addition to the above, we note from your response that you placed reliance on the issuer's well-capitalized position and your belief that the issuer would raise additional capital in the foreseeable future in your quarterly OTTI assessment. We also note that the issuer completed a common equity capital raise in April 2011 that included a substantial additional investment by the issuer's CEO. Please explain to us how you considered the fact that a substantial amount of capital came from the issuer's CEO, rather than other third-party market participants when concluding that the issuer would be viable in the long-term. Explain why the CEO, rather than other market participants, made a substantial investment in the issuer. Quantify the dollar amount/and or percentage of the equity raise that came from the CEO and other market participants.

Schedule 14A, filed March 11, 2011

Executive Compensation, Executive Summary, page 23

8. We note your proposed response to comment 13. Please provide us with the basis for your various claims regarding the performance of "many companies," "many banks" and "many regional banks and financial institutions." Clarify in your proposed disclosure whether these characterizations relate to the fifty banks on the Keefe, Bruyette & Woods Regional Banking Index, which you relied upon for comparing return to shareholders. We note that you quantify all items in your bullet points except the increase in salary and employee benefit expense; please quantify this amount. Please delete your claim, in the second to last bullet point of your Schedule 14A, that your "performance recognized as among industry leaders."

Peer Group Considerations, page 26

9. We note your proposed response to comment 14. Please provide to us and undertake to include in your future filings a revised response as follows:
   - as we requested, explain why in your Form 10-K you used one peer group (the fifty banks in the Keefe, Bruyette & Woods Regional Banking Index) for comparing your return to shareholders but in your Schedule 14A you used a different peer group for comparing your compensation to your executives;
   - as we requested, explain why for your return to shareholders you used a standardized peer group established and published by Keefe, Bruyette & Woods Regional but for executive compensation you used a customized subjective peer group that you and a consultant designed;
   - noting that most of the companies in your peer group have revenues higher than you and more assets than you but lower net income than you do, disclose the basis you used by you for setting the ranges so broadly (revenues between $324 million and $2.97 billion, net income between a loss of $132 million and a gain of $527 million, total assets between $6.84 million and $60.27 billion and market cap between $744 million and $7.21 billion); and
   - as we requested, disclose the basis for including in the peer group certain financial institutions but omitting other financial institutions within the same ranges from the peer group.

Compensation Details, page 27

10. We note your proposed response to comment 15. As we noted, you increased compensation in 2010 for Mr. Lipkin, your Chairman, President and CEO from by over 162 percent, a far greater percentage than any other named executive officer. We note you made an additional 7 percent increase in his base salary in 2011. We further note that net income rose by thirteen percent in 2010 from 2009 and that assets, net loans and deposits all were lower in 2010 than in 2009 and assets and net loans were lower in 2010 than in 2008. Please provide to us and undertake to include in your future filings the following:

- as we requested, clarification of the "role" of your Chairman, President and CEO in the process of determining his own compensation, as required by Item 402(b)(1)(xv) including the extent to which he suggests or otherwise has input, directly or indirectly, in the amount of his own compensation;
- as we requested, revision of the second, fifth and the last paragraph on page 29 to explain in greater detail, as required by Item 402(b)(1)(v), how you determined the amount to pay for each element, including base salary, to Mr. Lipkin;
- noting your statement in response to comment 13 that "our 2010 operating results were below our long term objectives," please provide the disclosure required by Item 402(b)(1)(vi) relating to "whether discretion can be or has been exercised . . . to award compensation absent attainment of the relevant performance goal(s);" and
- as we requested, analyze the factors you considered in deciding in 2009, 2010 and 2011 to increase Mr. Lipkin's compensation materially as required by Item 402(b)(1)(ix).

Certain Transactions with Management, page 45

11. We note your proposed response to comment 16. Please provide to us and undertake to include in your future filings the disclosure responsive to our comments.

12. We note your proposed response to comment 17. Please provide to us and undertake to include in your future filings disclosure as to whether the percentage, dollar amount and time period for the commissions paid to the son in law of your Chairman, CEO and President are "customary" in the industry for a broker who introduces a client to another broker.

Form 10-Q for the Quarter Ended March 31, 2011

Notes to Consolidated Financial Statements

Note 8. Loans, page 26

13. Please provide us with and revise future filings, to include a rollfoward of your loans accounted for under ASC 310-30 which reconciles your contractual receivable to your carrying amount. Your revised disclosure should also include disaggregated information pertaining to your nonaccretable yield.

14. Please tell us and disclose how the remaining amounts of the both the contractual and expected cash flows are determined at each reporting period.

15. Please tell us and disclose how the amount of movement between the nonaccretable and accretable differences' and the related impact on the indemnification asset is determined at each reporting period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc D. Thomas at (202)551-3452 or Sharon M. Blume at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3775 with any questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director